Exhibit 99.10

FINANCIAL STATEMENTS

Q1-2020

For the three-month periods ended March 31, 2020 and 2019

(in Canadian dollars)

TABLE OF CONTENT

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION		1

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS		2

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY		3

CONSOLIDATED STATEMENTS OF CASH FLOWS		4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS		5
1.	NATURE OF OPERATIONS AND GOING CONCERN	5
2.	BASIS OF PREPARATION ON THE CONSOLIDATED FINANCIAL STATEMENTS	5
3.	ESTIMATES, JUDGMENTS AND ASSUMPTIONS	5
4.	PROPERTY AND EQUIPMENT	7
5.	INTANGIBLE ASSETS	8
6.	RIGHT-OF-USE ASSETS	9
7.	EXPLORATION AND EVALUATION ASSETS	9
8.	LONG-TERM DEBT	10
9.	ADDITIONAL INFORMATION	11
10.	INFORMATION DISCLOSURE ABOUT CAPITAL MANAGEMENT	11
11.	FINANCIAL RISK MANAGEMENT	11
12.	FAIR VALUE MEASUREMENT	12
13.	COMMITMENTS	12
14.	SUBSEQUENT EVENTS	12

FINANCIAL STATEMENTS | Q1-2020	i

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Notes	March 31, 2020	December 31, 2019
		$	$
ASSETS

CURRENT
Cash		2,765,396	4,077,445
Grants receivable		363,411	232,935
Restricted cash		158,198	158,198
Investment		18,102	22,450
Sales taxes receivable		692,605	668,399
Tax credits receivable		3,957,897	4,150,552
Prepaid expenses		125,777	300,197
Total current assets		8,081,386	9,610,176

NON-CURRENT
Tax credits receivable		2,600,236	2,203,104
Property and equipment assets	4	2,858,768	2,870,897
Intangible assets	5	1,375,172	1,525,211
Right-of-use assets	6	444,955	563,349
Restricted cash and deposits		763,111	621,111
Exploration and evaluation assets	7	39,467,334	35,688,996
Total non-current assets		47,509,576	43,472,668
Total assets		55,590,962	53,082,844

LIABILITIES

CURRENT
Accounts payable and accrued liabilities		5,433,662	4,908,027
Deferred grant		1,580,963	-
Current portion of long-term debt	8	6,922,980	4,960,639
Total current liabilities		13,937,605	9,868,666

NON-CURRENT
Asset retirement obligation		621,111	621,111
Deferred tax liability		5,517,532	5,084,835
Long-term debt	8	119,493	149,628
Total non-current liabilities		6,258,136	5,855,574
Total liabilities		20,195,741	15,724,240

EQUITY
Share capital		56,183,821	56,183,821
Warrants		2,223,687	2,223,687
Contributed surplus		7,429,361	7,368,066
Deficit		(30,441,648)	(28,416,970)
Total equity		35,395,221	37,358,604
Total liabilities and equity		55,590,962	53,082,844
Going concern	1
Commitments	13
Subsequent events	14

These condensed consolidated interim financial statements were approved by the Company’s Board of Directors on May 28, 2020.

APPROVED BY THE BOARD OF DIRECTORS

(s) Eric Desaulniers – “Director”

(s) Yannick Beaulieu – “Director”

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

FINANCIAL STATEMENTS | Q1-2020	1

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

	Notes	March 31, 2020	March 31, 2019
		$	$
EXPENSES
Professional fees		301,173	168,131
Consulting fees		48,342	55,470
Wages and benefits		562,364	340,521
Share-based compensation		38,254	13,714
Depreciation and amortization	4-6	207,090	164,520
Loss (gain) of fair value on investment		4,347	4,577
Travelling, representation and convention expenses		126,736	106,771
Office and administration expenses		177,286	109,561
Stock exchange, authorities, and communication expenses		1,050	21,275
Financial fees		125,339	60,113
Loss before tax		1,591,981	1,044,653
Deferred tax expense		432,697	250,480
Net loss and comprehensive loss		2,024,678	1,295,133
Basic and diluted loss per share		(0.008)	(0.007)
Weighted average number of shares outstanding		261,782,814	175,316,744

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

FINANCIAL STATEMENTS | Q1-2020	2

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Notes	Number	Share capital	Warrants	Contributed surplus	Deficit	Total equity
			$	$	$	$	$
Balance as at January 1, 2020		261,782,814	56,183,821	2,223,687	7,368,066	(28,416,970)	37,358,604
Share-based payments		-	-	-	61,295	-	61,295
Net loss and comprehensive loss		-	-	-	-	(2,024,678)	(2,024,678)
Balance as at March 31, 2020		261,782,814	56,183,821	2,223,687	7,429,361	(30,441,648)	35,395,221

	Notes	Number	Share capital	Warrants	Contributed surplus	Deficit	Total equity
			$	$	$	$	$
Balance as at January 1, 2019		175,311,126	36,242,680	4,779,707	4,218,869	(21,585,905)	23,655,351
Options exercised		50,000	15,781	-	(5,781)	-	10,000
Share-based payments		-	-	-	13,714	-	13,714
Net loss and comprehensive loss		-	-	-	-	(1,295,133)	(1,295,133)
Balance as at March 31, 2019		175,361,126	36,258,461	4,779,707	4,226,802	(22,881,038)	22,383,932

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

FINANCIAL STATEMENTS | Q1-2020	3

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Notes	March 31, 2020	March 31, 2019
		$	$
OPERATING ACTIVITIES
Net loss		(2,024,678)	(1,295,133)
Depreciation and amortization	4-6	207,089	164,520
Loss (gain) on investment		4,348	4,577
Deferred income tax expenses		432,697	250,480
Share-based payments		38,254	13,714
Financial fees		59,016	-
Net change in working capital	9	(345,636)	(1,087,671)
Cash flows used in operating activities		(1,628,910)	(1,949,513)

INVESTING ACTIVITIES
Additions to exploration and evaluation assets	7	(3,819,017)	(1,111,978)
Additions to property, plant, and equipment assets	4	(19,223)	-
Restricted cash and deposits		(142,000)	-
Tax credits and grants received		2,423,911	-
Cash flows used in investing activities		(1,556,329)	(1,111,978)

FINANCING ACTIVITIES
Proceeds from debt net of issue costs	8	2,000,000	-
Repayment of debt		(126,810)	-
Proceeds from the exercise of stock options		-	10,000
Cash flows from financing activities		1,873,190	10,000

Net change in cash and cash equivalents		(1,312,049)	(3,051,491)
Cash and cash equivalents at the beginning of the year		4,077,445	3,794,449
Cash and cash equivalents at the end of the year		2,765,396	742,958
Additional information	9

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

FINANCIAL STATEMENTS | Q1-2020	4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS AND GOING CONCERN

Nouveau Monde Graphite Inc. (the “Company” or “Nouveau Monde” or “NMG”), was established on December 31, 2012, under the Canada Business Corporations Act. The Company specializes in exploration and evaluation of mineral properties located in Quebec.

The Company’s shares are listed under the symbol NOU on the TSX Venture Exchange, NMGRF on the OTCQX Market and NM9 on the Frankfurt Stock Exchange. The Company’s registered office is located at 331 Brassard Street, Saint-Michel-des-Saints, Quebec, Canada, JOK 3B0.

As at March 31, 2020, the Company had a negative working capital of $5,856,219, had an accumulated deficit of $30,441,648, and had incurred a loss of $2,024,678 for the three-month period then ended. Working capital included current tax credits receivable of $3,957,897 and cash of $2,765,396.

The Company's ability to continue future operations and fund its exploration, evaluation, development and acquisition activities is dependent on management's ability to secure additional financing in the future, which may be completed in a number of ways including, but not limited to, the issuance of debt or equity instruments, expenditure reductions, or a combination of strategic partnerships, joint venture arrangements, project debt finance, offtake financing, royalty financing and other capital markets alternatives. While management has been successful in securing financing in the past including $22,250,000 in 2019, there can be no assurance it will be able to do so in the future or that these sources of funding or initiatives will be available for the Company or that they will be available on terms which are acceptable to the Company. If management is unable to obtain new funding, the Company may be unable to continue its operations, and amounts realized for assets might be less than amounts reflected in these consolidated financial statements. These circumstances indicate the existence of material uncertainties that cast significant doubt upon the Company’s ability to continue as a going concern and accordingly, the appropriateness of the use of IFRS applicable to a going concern. These condensed consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, expenses and financial position classifications that would be necessary if the going concern assumption was not appropriate. These adjustments could be significant.

2.	BASIS OF PREPARATION ON THE CONSOLIDATED FINANCIAL STATEMENTS

The Company’s condensed consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) published by the International Accounting Standards Board (“IASB”), adopting International Accounting Standard 34 Interim Financial Reporting (“IAS 34”), and also using the same accounting policies and procedures as those used for the Company’s audited consolidated financial statements as at December 31, 2019 and 2018 and for the fiscal years ended on those dates. These interim consolidated financial statements do not include all the disclosures and notes required for annual consolidated financial statements and should therefore be read with the Company’s audited consolidated financial statements as at December 31, 2019, which have been prepared in accordance with IFRS.

The condensed consolidated financial statements for the three-month period ended March 31, 2020 (including comparative statements) were approved and authorized for publication by the Board of Directors on May 29, 2020.

3.	ESTIMATES, JUDGMENTS AND ASSUMPTIONS

In preparing its consolidated financial statements, management makes a number of judgments, estimates and assumptions about the recognition and measurement of assets, liabilities, revenues and expenses.

Information about the significant estimates and assumptions that have the greatest impact on the recognition and measurement of assets, liabilities, revenues and expenses is presented below. Actual results may differ significantly.

Going concern

The assessment of the Company’s ability to implement its strategy by funding working capital and its exploration and evaluation activities requires the exercise of judgment. The estimates and assumptions made are reviewed regularly and are based on historical data and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

FINANCIAL STATEMENTS | Q1-2020	5

Provision for asset retirement obligations

The Company's exploration activities are subject to a number of environmental protection laws and regulations. The Company accounts for management's best estimate of asset retirement obligations in the period in which the obligations arise. Costs actually incurred in future periods could be significantly different from these estimates. In addition, future changes in laws and regulations, timing of estimated cash flows and discount rates may impact the carrying amount of this provision.

Recognition of deferred tax assets and measurement of income tax expense

Management regularly assesses the likelihood that its deferred income tax assets will be realized. As part of this assessment, management must determine whether it is probable that the Company will subsequently generate sufficient taxable income to which such losses can be applied during the deferral period. By its nature, this assessment requires a lot of judgment. To date, management has not recorded any deferred tax assets in excess of existing taxable temporary differences that are expected to reverse during the deferral period.

Impairment of exploration and evaluation assets

Evaluating facts and circumstances that demonstrate the existence of any indication that an asset may have depreciated or recover in value is a subjective process that involves judgment and often several estimates and assumptions.

If there is an indication that an asset may have depreciated or recover in value, the recoverable amount of the individual asset or the cash-generating unit should be estimated.

Tax credits

Tax credits for the current and prior periods are measured at the amount that the Company expects to recover, based its best estimate and judgment as the reporting date. However, uncertainties as to the interpretation of the tax regulations, regarding refundable mining rights credits for loss and refundable tax credits on eligible exploration expenses, as well as regarding amount and timing of recovery of these tax credits.

To determine whether the expenses it incurs are eligible for exploration tax credits, the Company must use judgment and resort to complex techniques. As a result, there may be a significant difference between the amount recognized in respect of tax credits and the actual amount of tax credits received as a result of the tax administrations' review of matters that were subject to interpretation. In the event of such a difference, an adjustment will be made to the tax credits for mineral prospecting expenses in future periods.

It can take a long time for the tax administration to report its decisions on tax issues, thereby extending the tax credit recovery period. Mineral exploration tax credits that the Company expects to recover in more than one year are classified as non-current assets. The amounts recognized in the consolidated financial statements are based on the best estimates of the Company and in its best possible judgment, as noted above. However, given the uncertainty inherent in obtaining the approval of the tax authority concerned, the amount of tax credits that will actually be recovered and the timing of such recovery may differ materially from accounting estimates and would affect the financial position and cash flow of the Company.

FINANCIAL STATEMENTS | Q1-2020	6

4.	PROPERTY AND EQUIPMENT

	Land	Buildings	Equipment	Computers	Furniture	Rolling stock	Total
	$	$	$	$	$	$	$
COST
Balance as at January 1, 2020	465,993	2,430,285	62,580	46,526	70,377	9,218	3,084,979
Acquisition	-	-	-	4,422	-	14,800	19,222
Balance as at March 31, 2020	465,993	2,430,285	62,580	50,949	70,377	24,018	3,104,202
ACCUMULATED DEPRECIATION
Balance as at January 1, 2020	-	117,652	59,564	13,940	18,648	4,278	214,082
Depreciation	-	24,302	226	2,767	2,579	1,476	31,350
Balance as at March 31, 2020	-	141,954	59,790	16,707	21,227	5,755	245,433
Net book value as at March 31, 2020	465,993	2,288,331	2,790	34,242	49,149	18,263	2,858,768

	Land	Buildings	Equipment	Computers	Furniture	Rolling stock	Total
	$	$	$	$	$	$	$
COST
Balance as at January 1, 2019	226,543	1,036,945	62,580	31,864	49,135	9,218	1,416,285
Acquisition	239,450	1,393,340	-	14,662	21,242	-	1,668,694
Balance as at December 31, 2019	465,993	2,430,285	62,580	46,526	70,377	9,218	3,084,979
ACCUMULATED DEPRECIATION
Balance as at January 1, 2019	-	46,871	58,461	5,867	14,771	2,470	128,440
Depreciation	-	70,781	1,103	8,073	3,877	1,808	85,642
Balance as at December 31, 2019	-	117,652	59,564	13,940	18,648	4,278	214,082
Net book value as at December 31, 2019	465,993	2,312,633	3,016	32,586	51,729	4,940	2,870,897

FINANCIAL STATEMENTS | Q1-2020	7

5.	INTANGIBLE ASSETS

	Software	License	Total
	$	$	$
COST
Balance as at January 1, 2020	16,058	2,561,818	2,577,876
Acquisition	-	-	-
Balance as at March 31, 2020	16,058	2,561,818	2,577,876
ACCUMULATED DEPRECIATION
Balance as at January 1, 2020	7,084	1,045,581	1,052,665
Amortization	671	149,368	150,039
Balance as at March 31, 2020	7,755	1,194,949	1,202,704
Net book value as at March 31, 2020	8,303	1,366,870	1,375,172

	Software	License	Total
	$	$	$
COST
Balance as at January 1, 2019	16,058	2,561,818	2,577,876
Acquisition	-	-	-
Balance as at December 31, 2019	16,058	2,561,818	2,577,876
ACCUMULATED DEPRECIATION
Balance as at January 1, 2019	3,019	448,105	451,124
Amortization	4,065	597,476	601,541
Balance as at December 31, 2019	7,084	1,045,581	1,052,665
Net book value as at December 31, 2019	8,974	1,516,238	1,525,211

FINANCIAL STATEMENTS | Q1-2020	8

6.	RIGHT-OF-USE ASSETS

	Buildings	Equipment	Rolling stocks	Total
	$	$	$	$
COST
As at January 1, 2020	457,622	338,269	158,670	954,561
New leases	-	-	-	-
As at March 31, 2020	457,622	338,269	158,670	954,561
ACCUMULATED DEPRECIATION
As at January 1, 2020	157,409	167,274	66,528	391,211
Depreciation	55,839	42,831	19,724	118,394
As at March 31, 2020	213,249	210,105	86,252	509,606
NET BOOK VALUE
As at January 1, 2020	300,213	170,994	92,142	563,349
As at March 31, 2020	244,373	128,164	72,418	444,955

	Buildings	Equipment	Rolling stocks	Total
	$	$	$	$
COST
As at January 1, 2019	252,454	320,601	109,213	682,268
New leases	205,168	17,667	49,458	272,293
As at December 31, 2019	457,622	338,269	158,670	954,561
ACCUMULATED DEPRECIATION
As at January 1, 2019	-	-	-	-
Depreciation	157,409	167,274	66,528	391,211
As at December 31, 2019	157,409	167,274	66,528	391,211
NET BOOK VALUE
As at January 1, 2019	252,454	320,601	109,213	682,268
As at December 31, 2019	300,213	170,994	92,142	563,349

7.	EXPLORATION AND EVALUATION ASSETS

	Balance as at			Balance as at
	January 1, 2020	Additions	Net Tax credits	March 31, 2020
	$	$	$	$
QUEBEC, CANADA
Matawinie property (Note a)
Mining rights	2,589,989	13,600	-	2,603,589
Exploration and evaluation costs	33,099,007	4,161,869	(397,131)	36,863,745
Total	35,688,996	4,175,469	(397,131)	39,467,334

	Balance as at			Balance as at
	January 1, 2019	Additions	Net Tax credits	December 31, 2019
	$	$	$	$
QUEBEC, CANADA
Matawinie property (Note a)
Mining rights	1,657,778	932,211	-	2,589,989
Exploration and evaluation costs	22,594,705	12,707,406	(2,203,104)	33,099,007
Total	24,252,483	13,639,617	(2,203,104)	35,688,996

Costs are net of all grants recognized in connection with these costs.

FINANCIAL STATEMENTS | Q1-2020	9

Note a – Matawinie Property

A large part of the property is subject to a 2% NSR. Each tranche of 1% can be purchased by the Company for $1,000,000.

On December 14, 2018 after the feasibility study carried out on the property, the Company issued, 900,000 shares, valued at $265,500 to 3457265 Canada Inc. and 100,000 shares, valued at $29,500 to Eric Desaulniers, president and CEO of the Company, which was a contractual obligation regarding mining claims.

8.	LONG-TERM DEBT

	March 31, 2020	December 31, 2019
	$	$
Loans payable (8.1)	6,560,978	4,501,962
Lease liabilities (8.2)	481,495	608,305
Ending balance	7,042,473	5,110,267
Current portion of long-term debt	6,922,980	4,960,639
Non-current portion of long-term debt	119,493	149,628

8.1	Loans Payable

	March 31, 2020	December 31, 2019
	$	$
Opening balance	4,501,962	3,308,141
Proceeds	2,000,000	2,000,000
Reimbursement	-	(943,000)
Issue costs	-	-
Accretion of issue costs	6,742	40,163
Interest payable	52,274	96,658
Ending balance	6,560,978	4,501,962
Current portion	6,560,978	4,501,962
Non-current portion	-	-

During the second quarter ending June 30, 2019, the Company concluded a financing agreement with one of its primary investors, Pallinghurst Graphite Limited (“Pallinghurst”), for a total sum of $2,000,000. This agreement was concluded on June 27, 2019 and requires a full reimbursement of the capital plus interest accrued at the latest on December 31, 2020. The agreement bears interest at 9% annually and all accrued interests shall be paid at the end of the maturity date of the agreement. The loan advanced by Pallinghurst is unsecured.

During the year ended December 31, 2019, the Company repaid $943,000 which was the total amount of a loan agreement concluded with Investissement Québec.

As at March 31, 2020, the Company concluded a new financing agreement with Pallinghurst, for a total sum of $2,000,000. This agreement was concluded on March 16, 2020 and requires a full reimbursement of the capital plus all accrued interests at the latest on December 31, 2020. The agreement bears interest at 9% annually.

During the three-month period ended March 31, 2020, the interest charge totals $104,921, including interest on lease liabilities and the expense related to the accretion of debt issue costs, and the Company paid out $36,981 of the total interest charge during the period then ended.

8.2	Lease Liabilities

	March 31, 2020	December 31, 2019
	$	$
Opening balance	608,305	682,268
New liabilities under leases	-	272,293
Principal repayment	(126,810)	(346,256)
Ending balance	481,495	608,305
Current portion	362,002	458,677
Non-current portion	119,493	149,628

FINANCIAL STATEMENTS | Q1-2020	10

9.	ADDITIONAL INFORMATION

	March 31, 2020	March 31, 2019
	$	$
Sales taxes receivable	(24,206)	370,806
Prepaid expenses	113,173	2,549
Accounts payable and accrued liabilities	(434,603)	(1,461,026)
Total	(345,636)	(1,087,671)

	March 31, 2020	March 31, 2019
	$	$
Accounts payable and accrued liabilities included in exploration and evaluation assets	960,239	947,656

10.	INFORMATION DISCLOSURE ABOUT CAPITAL MANAGEMENT

The Company monitors capital based on the carrying amount of equity and loans and totals $42,437,694 as at March 31, 2020 ($42,468,871 as at December 31, 2019).

The objective of the Company’s capital management is to preserve its ability to continue its operations and its program of acquisition, exploration and evaluation of mineral properties. It manages its capital structure and makes adjustments based on economic conditions and risk characteristics of underlying assets.

The Company is not subject to externally imposed capital requirements unless the Company closes a flow-through financing for which funds should be reserved for exploration expenditures.

11.	FINANCIAL RISK MANAGEMENT

The Company is exposed to various financial risks resulting from its operations. The Company’s management manages the financial risks. The Company does not enter into financial instrument agreements, including derivative financial instruments for speculative purposes.

The main financial risks to which the Company is exposed as well as its policies for managing such risk are detailed below.

Liquidity risk

Liquidity risk is the risk that the Company encounters difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

The Company manages its liquidity risk by using budgets that enable it to determine the amounts required to fund its exploration and evaluation expenditure programs. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital markets or other alternative forms of financing is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the Company. The Company has historically generated cash flow primarily from its financing activities.

All of the Company’s short-term financial liabilities in the amount of $13,937,605 as at March 31, 2020 ($9,868,666 as at December 31, 2019) have contractual maturities of less than one year and are subject to normal trade terms. The Company regularly evaluates its cash position to ensure preservation and security of capital as well as maintenance of liquidity. As at March 31, 2020, management believes that the funds available will not be sufficient to enable the Company to meet its obligations and pay its expenses until December 31, 2020 (see note 1).

Credit risk

Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract. The Company’s credit risk is primarily related to receivables and cash and cash equivalents. The receivables consist mainly of the refund of the goods and services tax receivable from the governments of Canada and Quebec, as well as tax credits receivable from the Government of Quebec. Management mitigates credit risk by maintaining cash with Canadian chartered banks.

FINANCIAL STATEMENTS | Q1-2020	11

12.	FAIR VALUE MEASUREMENT

Financial instruments measured at fair value

This hierarchy groups financial assets and liabilities into three levels based on the significance of inputs used in measuring the fair value of financial assets and liabilities. The fair value hierarchy has the following levels:

–	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities at the reporting date;

–	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

–	Level 3: inputs for assets or liabilities that are not based on observable data (unobservable inputs).

Investments in shares measured at fair value in the statement of financial position as at March 31, 2020, and December 31, 2019 are classified in level 1. For all other financial assets and liabilities, their net carrying amount is a reasonable approximation of fair value given their relatively short maturities.

13.	COMMITMENTS

As at March 31, 2020, the Company is committed to minimum future principal and interest payments for debt, as follows:

Up to 1 year
Pallinghurst (Principal and accrued interest)	$4,148,932
IQ (Principal)	$2,418,788
Total	$6,567,720

14.	SUBSEQUENT EVENTS

In addition to the federally funded Sustainable Development Technology Canada grant, the Company finalized another grant agreement in April 2020 with Transition énergétique Québec (“TEQ”), a Quebec government funded program, in relation to the same project of building a value-added graphite purification processing facility. The additional grant of $3 million was secured via the Technoclimat program of TEQ.

In April 2020, the Company also secured $1,994,405 in funding closed with Investissement Québec through two loan offers that are ready to be disbursed as per NMG’s cash flow needs, subject to the loan offer conditions. The interest rate on the first loan offer of $641,090 is the current prime rate of 2.45% plus 0.07%, while the interest rate on the second loan offer of $1,353,315 is the current prime rate of 2.45% with no margin. The interest shall be paid monthly throughout the term, whereas the capital will be repaid by no later than the term’s expiry on June 30, 2021.

As of May 2020, the COVID-19 virus still affects regular business operations and many government restrictions are still in force. Therefore, NMG is acting accordingly by applying the government directives, tightening the pace of spending, and focusing its efforts on critical activities in order to achieve the key development milestones of its project. Exceptional measures were temporarily deployed to get through this period of economic instability, including the suspension of operations at the Saint-Michel-des-Saints demonstration plant and the temporary layoff of a number of hourly, administrative and maintenance personnel. However, the development of the mine and concentrator for the Matawinie property continues to advance. Detailed engineering of the site for the concentrator and the process continues in telecommuting format with team members and consultants. Work required for the project permitting is also progressing and civil servants are continuing the environmental assessment analysis.

FINANCIAL STATEMENTS | Q1-2020	12